# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Elong Power Holding Ltd., CIK 0002015691
CUSIP: G3016G103
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 1303, Unit 3 of Building 10, 3 Zhongcui Road, Fengtai District, Beijing, China (F4), 100071
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002050050

## Reporting persons
- Pingtan Yingke Jiatai Venture Capital Partnership: type of reporting person: partnership (PN); citizenship or place of organization: China (F4); sole voting power 3,711,739; shared voting power 0; sole dispositive power 3,711,739; shared dispositive power 0; aggregate amount beneficially owned 3,711,739 (7.4% of the class)

## Item 1. Issuer
Name of issuer: Elong Power Holding Ltd.
Address of issuer's principal executive offices: 1303, Unit 3 of Building 10, 3 Zhongcui Road, Fengtai District, Beijing, F4, 100071

## Item 2. Person Filing
Name of person filing: Pingtan Yingke Jiatai Venture Capital Partnership
Address of principal business office or, if none, residence: c/o Elong Power Holding Limited, 1303, Unit 3 of Building 10, 3 Zhongcui Road, Fengtai District, Beijing, PRC 100071
Citizenship: People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,711,739
Percent of class: 7.4%
Sole power to vote or to direct the vote: 3,711,739
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,711,739
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Pingtan Yingke Jiatai Venture Capital Partnership: /s/ Zhendong Lai, Zhendong Lai/Director (02/11/2025)